AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 2022

1933 Act File No. 333-267335

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	/X/

Post-Effective Amendment No.

THE ADVISORS' INNER CIRCLE FUND

(Exact Name of Registrant as Specified in Charter)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Address of Principal Executive Offices, Zip Code)

1-800-932-7781

(Registrant's Telephone Number)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Name and Address of Agent for Service)

Copy to:

Sean Graber, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

Title of Securities being Registered: Institutional Class Shares of the Cambiar Opportunity Fund and Cambiar Small Cap Fund and Investor Class Shares of the Cambiar Small Cap Fund.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

No filing fee is required under the Securities Act of 1933, as amended, because an indefinite number of shares of beneficial interest have previously been registered pursuant to Section 24(f) under the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant's initial Registration Statement on Form N-14 (File No. 333-267335) that was filed with the Securities and Exchange Commission (the "SEC") on September 8, 2022 pursuant to Rule 488 under the Securities Act of 1933, as amended (the "1933 Act") (Accession No. 0001398344-22-018300). This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-267335) under the 1933 Act, as filed with the SEC on September 8, 2022 (Accession No. 0001398344-22-018300).

SIGNATURES

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Oaks, Commonwealth of Pennsylvania on the 7th day of October, 2022.

THE ADVISORS' INNER CIRCLE FUND

By:	*
Michael Beattie
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the date(s) indicated.

*	Trustee	October 7, 2022
Kathleen Gaffney

*	Trustee	October 7, 2022
Joseph T. Grause, Jr.

*	Trustee	October 7, 2022
Mitchell A. Johnson

*	Trustee	October 7, 2022
N. Jeffrey Klauder

*	Trustee	October 7, 2022
Betty L. Krikorian

*	Trustee	October 7, 2022
Robert Mulhall

*	Trustee	October 7, 2022
Robert A. Nesher

*	Trustee	October 7, 2022
Bruce Speca

*	Trustee	October 7, 2022
Monica Walker

*	President	October 7, 2022
Michael Beattie

*	Treasurer, Controller &	October 7, 2022
Andrew Metzger	Chief Financial Officer

* By:	/s/ Matthew M. Maher
Matthew M. Maher
Attorney-in-Fact